SEC 1745 (02-02)


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Commodore Applied Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
202630 10 9

(CUSIP Number)
October 29, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ x ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)

CUSIP No. ..... 202630 10 9


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)...
     Robert S. Goldsmith


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only ................................


4.
Citizenship or Place of Organization...United States.

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power ...5,000,000 (8.7%)

6.
Shared Voting Power ....NA

7.
Sole Dispositive Power.......5,000,000 (8.7%)

8.
Shared Dispositive Power .........................

9.
Aggregate Amount Beneficially Owned by Each Reporting Person...5,000,000

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares ( See Instructions)...

11.
Percent of Class Represented by Amount in Row (9) .8.7%.................

12.
Type of Reporting Person (See Instructions)...Individual (IN)



Item 1.

(a)
Name of Issuer: Commodore Applied Technologies, Inc.

(b)
Address of Issuer's Principal Executive Offices
2121 Jamieson Avenue, Suite 1406       Alexandria, Virginia 22314

Item 2.

(a)
Name of Person Filing: Robert S. Goldsmith

(b)
Address of Principal Business Office or, if none, Residence:
117 East 77th Street. Apt. 2A
New York, NY 10021

(c)
Citizenship:    United States

(d)
Title of Class of Securities:   Common Stock

(e)
CUSIP Number   202630 10 9

Item 3.
check whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[   ]

(f)
[   ]


(g)
[   ]


(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

173:

(j)
[   ]


Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 5,000,000 shares.

(b)
Percent of class: 8.7%.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote 5,000,000.


(ii)
Shared power to vote or to direct the vote __________________.


(iii)
Sole power to dispose or to direct the disposition of  5,000,000.


(iv)
Shared power to dispose or to direct the disposition of _______________. Instruction. For computations regarding securities which represent a


Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the of, such securities, a statement to that effect should be included to this item and, if such interest relates to more than five such person should be identified. A listing of the company registered under the
 Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant If a parent holding company or control person has filed this Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete ' and correct.
11/7/02

Date
Robert S. Goldsmith
Signature
Robert S. Goldsmith
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five
for whom copies are to be sent.
Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)




http://www.sec.gov/divisions/corpfin/forms/13g.htm
Last update: 11/01/2002